McDonald's Corporation 2915 Jorie Boulevard Oak Brook, IL 60523-1900

May 2, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	McDonald's Corporation
Form 10-K for the year ended December 31, 2012
Filed February 25, 2013
File No. 001-05231

Dear Ms. Cvrkel:

In reply to your letter dated April 25, 2013, we have the following response to your comment.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10
Consolidated Operating Results, page 14
Restaurant Margins, page 16
Franchise Margins, page 16

1.	Comment

We note the disclosure in the first paragraph on page 17 indicating that the franchised margin in APMEA decreased in 2012 primarily due to Australia which was partly impacted by the 2012 change in classification of certain amounts from revenues to restaurant occupancy expenses. Please tell us the nature and amounts of the items that were reclassified from revenues to occupancy expenses during 2012 and explain why you believe this reclassification was appropriate. Also, please tell us whether you similarly reclassified such amounts for all periods presented in your financial statements. If not, please explain why.

Response

The amount reclassified from revenues to restaurant occupancy expenses represented the amortization expense of intangible assets specifically isolated to certain franchised restaurants in Australia. Consistent with other franchised restaurant costs, such as depreciation and rent expense, we believe the amortization expense related to these intangible assets should have been recorded as a franchised expense and not as a reduction to revenues. The amortization was less than $5 million in each of the three years ending

December 31, 2012 and, therefore, had a 30-40 basis point impact on the APMEA franchised margin percent, but no impact on APMEA franchised margin dollars. The amortization represented less than 0.5% of APMEA franchised revenues. We did not reclassify the amortization for the prior periods presented, as we concluded the effect of the misclassification on prior periods was insignificant.

In connection with this response, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses your comment. If you have any questions on this letter or need further assistance, please call Kevin Ozan, Corporate Senior Vice President – Controller, at (630) 623-4224 or me at (630) 623-3506.

Sincerely,

/s/ Peter J. Bensen
Peter J. Bensen Corporate Executive Vice President and Chief Financial Officer

cc: U.S. Securities and Exchange Commission
Heather Clark
McDonald's Corporation
Donald Thompson, President and Chief Executive Officer
Kevin Ozan, Corporate Senior Vice President – Controller
Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary